Exhibit 99.1

Heritage Commerce Corp Reports Financial Results for Second Quarter 2010

San Jose, CA – July 22, 2010 – **Heritage Commerce Corp (Nasdaq: HTBK)**, the holding company for Heritage Bank of Commerce, announced its financial results for the second quarter and six months June 30, 2010.

"During the second quarter of 2010, we successfully executed several actions that strengthen our balance sheet, position us for a return to profitability more quickly, permit us to capitalize on the economic recovery in the Bay area and take advantage of opportunities to grow our franchise," said Walter Kaczmarek, President and Chief Executive Officer. "First, we raised $75 million of new equity capital to strengthen our capital and liquidity position, mitigate risk from a continued downturn in the economy, and provide additional capital to take advantage of opportunities that may be created by disruption in the market. Second, we identified $31.0 million of problem real estate related loans that the Company intends to sell in the third quarter. The transfer to held-for-sale resulted in $13.9 million of charge-offs in the second quarter of 2010. This action strengthens our balance sheet and positions our loan portfolio for increased profitability. In addition, the reduction in problem loans will help free up our loan officers to focus on growing our business."

Mr. Kaczmarek continued, "due to the continued downturn in the economy and the amount by which the Company's book value exceeded the market value per common share, we determined that our $43.2 million of goodwill was fully impaired. This one-time non-cash charge had no effect on the Company's or the Bank's cash balances, liquidity, or regulatory capital ratios. Also, after an analysis of both the positive and negative evidence regarding the realization of the deferred tax asset, we recorded a $3.7 million partial valuation allowance on the Company's deferred tax asset."

As a result of the aforementioned actions, the Company had a net loss allocable to common shareholders of $55.1 million, or $(4.66) per diluted common share for the quarter ended June 30, 2010. On a net operating basis that excludes the non-cash goodwill impairment, the Company had a net operating loss allocable to common shareholders of $11.9 million, or $(1.01) per diluted common share for the quarter ended June 30, 2010.

The Company had a net loss allocable to common shareholders of $59.8 million, or $(5.06) per diluted common share, for the six months ended June 30, 2010. On a net operating basis that excludes the non-cash goodwill impairment, the Company had a net operating loss allocable to common shareholders of $16.6 million, or $(1.41) per diluted common share for the six months ended June 30, 2010.

Significant Second Quarter Events

$75 Million Capital Raise

As previously announced, the Company completed the closing of a private placement totaling $75 million of convertible preferred stock on June 21, 2010. Net proceeds from the offering were approximately $70 million after the payment of a placement agent fee and other professional costs and expenses.

As a result of our private placement, all of the regulatory capital ratios for both the Company, on a consolidated basis, and Heritage Bank of Commerce, substantially exceed the regulatory well-capitalized guidelines at June 30, 2010. The following table summarizes the capital ratios for the periods indicated:

| CAPITAL RATIOS (unaudited) | End of Period: | | | Well-Capitalized Regulatory Requirements |
	June 30, 2010	March 31, 2010	June 30, 2009	
Heritage Commerce Corp:				
Total risk-based capital ratio	18.66%	13.14%	12.27%	10.00%
Tier 1 risk-based capital ratio	10.73%	11.88%	11.00%	6.00%
Leverage ratio	8.65%	10.19%	9.96%	N/A
Heritage Bank of Commerce:				
Total risk-based capital ratio	15.75%	13.00%	11.99%	10.00%
Tier 1 risk-based capital ratio	14.49%	11.73%	10.72%	6.00%
Leverage ratio	11.68%	10.07%	9.71%	5.00%

Problem Loans Transferred to Loans Held-for-Sale

During the second quarter of 2010, we strategically identified $31.0 million of problem loans that the Company intends to sell. These loans were written down by $13.9 million, to reflect the estimated sale proceeds, resulting in a net balance of $17.1 million which was transferred into the loans held-for-sale portfolio. "We intend to sell these loans in the third quarter of 2010 to reduce problem loans, enhance balance sheet strength, and enhance profitability," Mr. Kaczmarek noted. The following table shows the detail of the problem loans transferred to the loans held-for-sale portfolio at June 30, 2010:

| PROBLEM LOANS TRANSFERRED TO LOANS HELD-FOR-SALE (in 000's, unaudited) | June 30, 2010 | | |
	Balance Prior to Transfer	Amount Charged-off	Balance Transferred to Loans Held-for-Sale
Real estate-mortgage	$ 9,893	$ (2,781)	$ 7,112
Real estate-land and construction	21,112	(11,145)	9,967
Total	**$ 31,005**	**$ (13,926)**	**$ 17,079**

<u>*Goodwill*</u>

At June 30, 2010, based on management's analysis, with the assistance of an independent valuation firm, the Company determined it was appropriate to write-off the entire $43.2 million of goodwill related to the acquisition of Diablo Valley Bank in June 2007. This was due to the continued deteriorating economic conditions and the length of time and amount by which the Company's book value exceeded market value per share. This goodwill impairment was a non-cash charge that had no effect on the Company's and the Bank's cash balances, liquidity, or tangible equity capital. Similarly, since goodwill is excluded when calculating regulatory capital, the Company's and the Bank's regulatory capital ratios were not affected by the non-cash charge.

<u>*Valuation Allowance for Deferred Tax Asset*</u>

The Company recorded a $5.9 million income tax benefit for the six months ended June 30, 2010, which included $3.7 million additional income tax expense to establish a partial deferred tax valuation allowance. At June 30, 2010, the Company determined a partial valuation allowance was necessary, primarily because of the cumulative loss in the most recent three-year period principally caused by the loan loss provisions recorded during the three-year period. Management is required to re-evaluate the deferred tax asset and the related valuation allowance quarterly.

The net deferred tax asset, after the partial valuation allowance, at June 30, 2010 was $24.6 million. The remaining deferred tax asset was supported by available tax planning strategies and projected future taxable income.

Non-GAAP Financial Measures

The Company uses certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company's operational performance and to enhance investors' overall understanding of such financial performance. These non-GAAP measures are presented for supplemental informational purposes only for understanding the Company's operating results and should not be considered a substitute for financial information presented in accordance with United States generally accepted accounting principles ("GAAP"). Please refer to the table at the end of this release for a presentation of performance ratios in accordance with GAAP and a reconciliation of the non-GAAP financial measurement. The discussion in this release on net loss, loss per share, performance ratios and comparisons to prior periods will be based on net operating loss, which does not include the charge for the impairment of goodwill, as shown in the following table.

	For the Three Months Ended:			For the Six Months Ended:	
RESULTS OF OPERATIONS (in $000's, unaudited)	**June 30, 2010**	**March 31, 2010**	**June 30, 2009**	**June 30, 2010**	**June 30, 2009**
Net operating loss, excluding goodwill impairment, allocable to common shareholders	$ (11,921)	$ (4,711)	$ (5,972)	$ (16,632)	$ (10,512)
Impairment of goodwill	(43,181)	-	-	(43,181)	-
Net loss allocable to common shareholders, as reported	$ (55,102)	$ (4,711)	$ (5,972)	$ (59,813)	$ (10,512)
Diluted net operating loss, excluding goodwill impairment, per share	$ (1.01)	$ (0.40)	$ (0.51)	$ (1.41)	$ (0.89)
Diluted loss per share, as reported	$ (4.66)	$ (0.40)	$ (0.51)	$ (5.06)	$ (0.89)
Net interest margin	3.88%	3.81%	3.55%	3.85%	3.45%

Mr. Kaczmarek said, "We have made significant progress in the second quarter by improving operations with an expanded net interest margin, lower operating expenses and higher noninterest income. While the non-routine items for impairment of goodwill and loans held-for-sale in the second quarter of 2010 took a significant toll on the bottom line, on a go-forward basis, these items will strengthen the balance sheet and provide a foundation for improved profitability."

Second Quarter Highlights

◆ The $75 million of new capital raised in June increased the total risk-based capital ratio to 18.66% at the holding company level and 15.75% at the Bank level at June 30, 2010.

◆ The proposed sale of $17.1 million of real estate and land and construction problem loans will reduce classified assets and improve overall asset quality.

◆ A $43.2 million non-cash charge was recorded during the second quarter of 2010 to reflect an impairment of goodwill related to a prior acquisition.

◆ The deferred tax asset reflects a $3.7 million partial valuation allowance.

◆ The net interest margin expanded to 3.88% for the second quarter of 2010, compared to 3.55% for the second quarter of 2009, and 3.81% for the first quarter of 2010.

◆ The provision for loan losses was $18.6 million in the second quarter of 2010, compared to $10.7 million in the second quarter of 2009, and $5.1 million in the first quarter of 2010.

◆ Noninterest expense, excluding the $43.2 million impairment of goodwill, decreased to $11.4 million for the second quarter of 2010, compared to $12.1 million in the second quarter of 2009 and $12.2 million in the first quarter of 2010.

◆ The loan to deposit ratio improved to 90.39% at June 30, 2010, compared to 99.84% at June 30, 2009, and 93.04% at March 31, 2010.

◆ Cash and securities increased to $250.7 million at June 30, 2010, from $133.3 million at June 30, 2009, and $192.7 million at March 31, 2010.

◆ Tangible equity increased to $182.3 million at June 30, 2010, from $127.5 million at June 30, 2009, and $121.5 million at March 31, 2010.

◆ Loans, excluding loans held-for-sale, decreased 19% to $937.8 million at June 30, 2010, from $1.16 billion at June 30, 2009, and decreased 7% from

$1.01 billion at March 31, 2010.

◆ Land and construction loans decreased $120.6 million to $110.2 million, or 12% of total loans at June 30, 2010, from $230.8 million, or 20% of total loans at June 30, 2009, and decreased $43.6 million from $153.8 million, or 15% of total loans at March 31, 2010.

◆ Nonperforming assets decreased to $60.1 million (including $9.8 million of the problem loans transferred to the loans held-for-sale portfolio), or 4.61% of total assets at June 30, 2010, compared to $61.7 million, or 4.30% of total assets at June 30, 2009, and $69.0 million, or 5.17% of total assets at March 31, 2010.

◆ The allowance for loan losses was $26.8 million, or 2.85% of total loans at June 30, 2010, compared to $31.4 million, or 2.70% of total loans at June 30, 2009, and $26.5 million, or 2.64% of total loans at March 31, 2010.

◆ Net charge-offs were $18.4 million in the second quarter of 2010, of which $13.9 million related to the problem loans transferred to the loans held-for-sale portfolio, and $4.5 million related to the remaining loan portfolio. Net charge-offs were $3.2 million in the second quarter of 2009, and $7.3 million in the first quarter of 2010.

◆ Brokered deposits decreased to $163.7 million at June 30, 2010, compared to $212.8 million at June 30, 2009, and $174.5 million at March 31, 2010.

Balance Sheet, Capital Management and Credit Quality

The Company's total assets declined to $1.30 billion at June 30, 2010, from $1.44 billion at June 30, 2009, and $1.34 billion at March 31, 2010.

The investment securities portfolio totaled $142.2 million at the end of the second quarter of 2010, up 40% from $101.8 million a year ago. At June 30, 2010, the investment portfolio was comprised primarily of debt securities, mortgage-backed securities, and collateralized mortgage obligations, all of which were issued by U. S. Government sponsored entities.

Loans, excluding loans held-for-sale, decreased 19% to $937.8 million at June 30, 2010, from $1.16 billion at June 30, 2009, and decreased 7% from $1.01 billion at March 31, 2010. At June 30, 2010, commercial and industrial loans accounted for 41% of the total loan portfolio. Commercial real estate loans accounted for another 40% of the total loan portfolio at June 30, 2010, of which 51% were owner occupied by businesses. Land and construction loans continued to decrease and accounted for 12% of the total loan portfolio, and consumer and home equity loans accounted for the remaining 7% of total loans at June 30, 2010.

Nonperforming assets decreased to $60.1 million, or 4.61% of total assets at June 30, 2010, which included $9.8 million of the problem loans transferred to the loans held-for-sale portfolio. Excluding the loans held-for-sale, nonperforming assets were $50.3 million, or 3.86% of total assets at June 30, 2010. Nonperforming assets were $61.7 million, or 4.30% of total assets at June 30, 2009, and $69.0 million, or 5.17% of total assets at March 31, 2010. At June 30, 2010, nonperforming assets consisted of: 36% land and construction loans; 23% commercial real estate loans; 16% loans held-for-sale; 13% commercial and industrial loans; 9% SBA loans; 2% consumer and home equity loans; and 1% other real estate owned ("OREO"). Nonperforming assets consist of nonaccrual loans, accruing loans 90 days or more past due, restructured loans and OREO. Total OREO decreased to $555,000 at June 30, 2010, compared to $3.1 million at June 30, 2009, and $1.8 million at March 31, 2010.

The allowance for loan losses at June 30, 2010 was $26.8 million, or 2.85% of total loans, and represented 44.90% of nonperforming loans, and 53.74% of nonperforming loans excluding nonaccrual loans in the loans held-for-sale portfolio. The allowance for loan losses a year ago was $31.4 million, or 2.70% of total loans and 53.51% of nonperforming loans. The allowance for loan losses at March 31, 2010, was $26.5 million, or 2.64% of total loans and 39.47% of nonperforming loans.

Total deposits decreased by 11% to $1.04 billion at June 30, 2010, compared to $1.16 billion at June 30, 2009, and decreased by 4% from $1.08 billion at March 31, 2010. The Company's noninterest-bearing and low interest-bearing demand deposit accounts increased $9.4 million, or 2%, at June 30, 2010 from June 30, 2009, and decreased $9.8 million, or 2%, from March 31, 2010. At June 30, 2010, brokered deposits were $163.7 million, compared to $212.8 million at June 30, 2009, and $174.5 million at March 31, 2010.

Tangible equity was $182.3 million at June 30, 2010, compared to $127.5 million at June 30, 2009, and $121.5 million at March 31, 2010. The significant increase in tangible equity in the second quarter of 2010 was primarily due to the issuance of $75 million of convertible preferred stock, as previously discussed.

Operating Results

The Company's net interest margin was 3.88% for the second quarter of 2010, a 33 basis point improvement compared to the second quarter of 2009 and a 7 basis point improvement compared to the first quarter of 2010. The 7 basis point increase in the net interest margin in the second quarter of 2010 compared to the first quarter of 2010 was primarily due to lower deposit and borrowing costs. Net interest income was $11.4 million in the second quarter of 2010, compared to $11.7 million for the second quarter of 2009, and $11.4 million for the first quarter of 2010.

The Company recorded an $18.6 million provision for loan losses in the second quarter of 2010, compared to $10.7 million in the second quarter of 2009, and $5.1 million in the first quarter of 2010. The Company had a provision for loan losses of $23.7 million for the six months ended June 30, 2010 and $21.1 million for the six months ended June 30, 2009.

Noninterest income was $1.9 million for the second quarter of 2010, compared to $1.6 million for the second quarter of 2009 and $1.7 million for the first quarter of 2010. In the first six months of 2010, noninterest income was $3.6 million, compared to $3.2 million in the first six months a year ago. The increase in the first six months of 2010 was primarily due to a $277,000 gain on sale of loans, compared to no gain on sale of loans in the first six months of 2009.

Noninterest expense, excluding the $43.2 million impairment of goodwill, decreased to $11.4 million for the second quarter of 2010, compared to $12.1 million in the second quarter of 2009 and $12.2 million in the first quarter of 2010. In the first six months of 2010, noninterest expense excluding the $43.2 million impairment of goodwill was $23.6 million, compared to $23.4 million in the first six months a year ago. Salaries and employee benefits were $5.5 million in the second quarter of 2010, compared to $5.6 million in the second quarter of 2009, and $5.9 million in the first quarter of 2010. Professional fees were $1.1 million in the second quarter of 2010, compared to $1.2 million in the second quarter of 2009, and $1.3 million in the first quarter of 2010. FDIC deposit insurance premiums were $1.0 million in the second quarter of 2010, compared to $1.2 million in the second quarter of 2009 and first quarter of 2010. OREO related expenses were $69,000 in the second quarter of 2010, compared to $107,000 in the second quarter of 2009, and $418,000 in the first quarter of 2010.

The income tax benefit for the quarter ended June 30, 2010 was $5.8 million, which included a $3.7 million of additional income tax expense to establish a partial valuation allowance on the Company's net deferred tax asset. The income tax benefit was $4.1 million in the second quarter a year ago, and $120,000 in the first quarter of 2010. In the first six months of 2010, the income tax benefit was $5.9 million, compared to $9.2 million in the first six months a year ago. The negative effective income tax rates are due to the loss before income taxes. The difference in the effective tax rate compared to the combined federal and state statutory tax rate of 42% is primarily the result of the Company's investment in life insurance policies whose earnings are not subject to taxes, and tax credits related to investments in low income housing limited partnerships.

The efficiency ratio, excluding the $43.2 million impairment of goodwill, was 85.46% in the second quarter of 2010, compared to 90.90% in the second quarter of 2009 and 93.45% in the first quarter of 2010. The efficiency ratio decreased in the second quarter of 2010 primarily due to a higher gain sale of SBA loans and lower noninterest expenses.

Investor Conference

Heritage Commerce Corp is scheduled to present at the Keefe, Bruyette & Woods 11th Annual Community Bank Investor Conference in New York. Walter T. Kaczmarek, President and Chief Executive Officer, and Lawrence D. McGovern, Chief Financial Officer, are scheduled to present on Tuesday, July 27th at 11:30 a.m. EDT. The presentation will be archived for 60 days after the conference, and can be viewed at http://www.kbw.com/news/conferences.html.

Special Shareholders' Meeting Scheduled

A Special Shareholders' Meeting is scheduled for September 15, 2010 to consider and approve proposals required by the Company's recently completed private placement. August 2, 2010 has been set as the record date for the meeting.

In connection with certain matters related to the private placement, on July 16, 2010, the Company filed with the Securities and Exchange Commission (the "SEC") a preliminary proxy statement with respect to the shareholder approval of the conversion of the preferred stock, as described above. The Company will mail the definitive proxy statement, when available, to its shareholders. Investors and security holders are urged to read the proxy statement with regards to certain matters related to the private placement when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement (when available) and other related documents filed by the Company with the SEC at the SEC's website at www.sec.gov or from the Company's website at www.heritagecommercecorp.com.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Los Gatos, Fremont, Danville, Pleasanton, Walnut Creek, Morgan Hill, Gilroy, Mountain View, and Los Altos. Heritage Bank of Commerce is an SBA Preferred Lender with additional Loan Production Offices in Sacramento, Oakland and Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.

<center>**Forward Looking Statement Disclaimer**</center>

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) our ability to attract new deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers; (3) risks associated with concentrations in real estate related loans; (4) increasing levels of classified assets, including nonperforming assets, which could adversely affect our earnings and liquidity; (5) market interest rate volatility; (6) stability of funding sources and continued availability of borrowings; (7) changes in legal or regulatory requirements or the results of regulatory examinations that could restrict growth and constrain our activities, including the terms of our written agreement entered into with the Board of Governors of the Federal Reserve System and the California Department of Financial Institutions; (8) changes in accounting standards and interpretations; (9) regulatory limits on the Heritage Bank of Commerce's ability to pay dividends to the Company; (10) effectiveness of the Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009 and other legislative and regulatory efforts to help stabilize the U.S. financial markets; (11) future legislative or administrative changes to the U.S. Treasury Capital Purchase Program enacted under the Emergency Economic Stabilization Act of 2008; (12) the impact of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 and related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions; (13) the impact of the Dodd-Frank Wall Street Consumer Protection Act signed by President Obama on July 21, 2010, and (14) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Member FDIC

CONSOLIDATED STATEMENTS OF OPERATIONS (in $000's, unaudited)	For the Three Months Ended: June 30, 2010	March 31, 2010	June 30, 2009	Percent Change From: March 31, 2010	June 30, 2009	For the Six Months Ended: June 30, 2010	June 30, 2009	Percent Change
Interest income	$ 14,212	$ 14,346	$ 15,824	-1%	-10%	$ 28,559	$ 31,857	-10%
Interest expense	2,784	2,977	4,135	-6%	-33%	5,762	9,016	-36%
Net interest income	11,428	11,369	11,689	1%	-2%	22,797	22,841	0%
Provision for loan losses	18,600	5,095	10,704	265%	74%	23,695	21,124	12%
Net interest income (loss) after provision for loan losses	(7,172)	6,274	985	-214%	-828%	(898)	1,717	-152%
Noninterest income:								
Service charges and other fees on deposit accounts	579	548	537	6%	8%	1,128	1,108	2%
Servicing income	425	421	408	1%	4%	846	828	2%
Increase in cash surrender value of life insurance	413	409	415	1%	0%	822	827	-1%
Gain on sale of loans	163	114	-	43%	N/A	277	-	N/A
Other	298	192	241	55%	24%	489	461	6%
Total noninterest income	1,878	1,684	1,601	12%	17%	3,562	3,224	10%
Noninterest expense:								
Salaries and employee benefits	5,491	5,881	5,643	-7%	-3%	11,373	12,101	-6%
Professional fees	1,144	1,278	1,229	-10%	-7%	2,421	2,142	13%
FDIC deposit insurance premiums	1,019	1,191	1,220	-14%	-16%	2,210	1,959	13%
Occupancy and equipment	983	959	972	3%	1%	1,942	1,888	3%
Impairment of goodwill	43,181	-	-	N/A	N/A	43,181	-	N/A
Other	2,734	2,889	3,016	-5%	-9%	5,624	5,352	5%
Total noninterest expense	54,552	12,198	12,080	347%	352%	66,751	23,442	185%
Loss before income taxes	(59,846)	(4,240)	(9,494)	-1311%	-530%	(64,087)	(18,501)	-246%
Income tax benefit	(5,753)	(120)	(4,113)	-4694%	-40%	(5,874)	(9,165)	36%
Net loss	$ (54,093)	$ (4,120)	$ (5,381)	-1213%	-905%	$ (58,213)	$ (9,336)	-524%
Dividends and discount accretion on preferred stock	(1,009)	(591)	(591)	71%	71%	(1,600)	(1,176)	36%
Net loss allocable to common shareholders	$ (55,102)	$ (4,711)	$ (5,972)	-1070%	-823%	$ (59,813)	$ (10,512)	-469%
PER COMMON SHARE DATA (unaudited)								
Basic loss per share	$ (4.66)	$ (0.40)	$ (0.51)	-1065%	-814%	$ (5.06)	$ (0.89)	-469%
Diluted loss per share	$ (4.66)	$ (0.40)	$ (0.51)	-1065%	-814%	$ (5.06)	$ (0.89)	-469%
Common shares outstanding at period-end	11,820,509	11,820,509	11,820,509	0%	0%	11,820,509	11,820,509	0%
Book value per share	$ 6.53	$ 10.98	$ 11.55	-41%	-43%	$ 6.53	$ 11.55	-43%
Tangible book value per share	$ 6.25	$ 7.03	$ 7.56	-11%	-17%	$ 6.25	$ 7.56	-17%
KEY FINANCIAL RATIOS (unaudited)								
Annualized loss on average equity	-121.78%	-9.61%	-11.90%	-1167%	-923%	-66.70%	-10.27%	-549%
Annualized loss on average tangible equity	-164.27%	-13.15%	-16.08%	-1149%	-922%	-90.59%	-13.83%	-555%
Annualized loss on average assets	-16.28%	-1.23%	-1.48%	-1224%	-1000%	-8.74%	-1.28%	-583%
Annualized loss on average tangible assets	-16.86%	-1.28%	-1.53%	-1217%	-1002%	-9.05%	-1.32%	-586%
Net interest margin	3.88%	3.81%	3.55%	2%	9%	3.85%	3.45%	12%
Efficiency ratio, excluding impairment of goodwill	85.46%	93.45%	90.90%	-9%	-6%	89.42%	89.94%	-1%
AVERAGE BALANCES (in $000's, unaudited)								
Average assets	$ 1,332,927	$ 1,354,031	$ 1,457,162	-2%	-9%	$ 1,343,401	$ 1,470,782	-9%
Average tangible assets	$ 1,286,839	$ 1,307,317	$ 1,409,973	-2%	-9%	$ 1,297,001	$ 1,423,513	-9%
Average earning assets	$ 1,181,932	$ 1,208,635	$ 1,320,604	-2%	-11%	$ 1,193,847	$ 1,336,162	-11%
Average loans held-for-sale	$ 11,407	$ 11,914	$ 225	-4%	4962%	$ 12,090	$ 113	10571%
Average total loans	$ 991,580	$ 1,052,014	$ 1,206,254	-6%	-18%	$ 1,021,180	$ 1,221,216	-16%
Average deposits	$ 1,070,704	$ 1,074,137	$ 1,150,220	0%	-7%	$ 1,072,410	$ 1,156,848	-7%
Average demand deposits - noninterest bearing	$ 258,902	$ 254,415	$ 255,011	2%	2%	$ 256,671	$ 254,250	1%
Average interest bearing deposits	$ 811,802	$ 819,722	$ 895,209	-1%	-9%	$ 815,739	$ 902,598	-10%
Average interest bearing liabilities	$ 860,897	$ 887,006	$ 992,010	-3%	-13%	$ 873,859	$ 1,004,134	-13%
Average equity	$ 178,167	$ 173,789	$ 181,396	3%	-2%	$ 175,989	$ 183,401	-4%
Average tangible equity	$ 132,079	$ 127,075	$ 134,207	4%	-2%	$ 129,589	$ 136,132	-5%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period: June 30, 2010	End of Period: March 31, 2010	End of Period: June 30, 2009	Percent Change From: March 31, 2010	Percent Change From: June 30, 2009
ASSETS					
Cash and due from banks	$ 108,310	$ 53,080	$ 31,315	104%	246%
Federal funds sold	100	125	150	-20%	-33%
Interest-bearing deposits in other financial institutions	90	90	-	0%	N/A
Securities available-for-sale, at fair value	142,212	139,387	101,837	2%	40%
Loans held-for-sale, including deferred costs - SBA	12,291	11,123	20,506	11%	-40%
Loans held-for-sale, including deferred costs - Other	17,079	-	-	N/A	N/A
Loans:					
Commercial loans	388,471	395,399	457,981	-2%	-15%
Real estate-mortgage	373,000	393,168	412,430	-5%	-10%
Real estate-land and construction	110,194	153,811	230,798	-28%	-52%
Home equity	52,419	51,369	55,372	2%	-5%
Consumer loans	12,837	11,943	3,596	7%	257%
Loans	936,921	1,005,690	1,160,177	-7%	-19%
Deferred loan costs, net	852	755	1,489	13%	-43%
Total loans, including deferred costs	937,773	1,006,445	1,161,666	-7%	-19%
Allowance for loan losses	(26,753)	(26,527)	(31,398)	1%	-15%
Loans, net	911,020	979,918	1,130,268	-7%	-19%
Company owned life insurance	42,827	42,722	41,476	0%	3%
Premises & equipment, net	8,726	8,861	9,312	-2%	-6%
Goodwill	-	43,181	43,181	-100%	-100%
Intangible assets	3,302	3,445	3,910	-4%	-16%
Accrued interest receivable and other assets	57,803	54,644	55,069	6%	5%
Total assets	$ 1,303,760	$ 1,336,576	$ 1,437,024	-2%	-9%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits:					
Demand, noninterest bearing	$ 249,017	$ 261,047	$ 258,464	-5%	-4%
Demand, interest-bearing	153,173	150,923	134,318	1%	14%
Savings and money market	281,619	306,688	331,444	-8%	-15%
Time deposits - under $100	38,201	38,856	43,772	-2%	-13%
Time deposits - $100 and Over	133,443	131,220	170,858	2%	-22%
Time deposits - CDARS	18,240	18,490	11,867	-1%	54%
Time deposits - brokered	163,732	174,471	212,824	-6%	-23%
Total deposits	1,037,425	1,081,695	1,163,547	-4%	-11%
Securities sold under agreement to repurchase	20,000	20,000	30,000	0%	-33%
Short-term borrowings	3,992	3,892	15,000	3%	-73%
Subordinated debt	23,702	23,702	23,702	0%	0%
Accrued interest payable and other liabilities	32,997	39,198	30,193	-16%	9%
Total liabilities	1,118,116	1,168,487	1,262,442	-4%	-11%
Shareholders' Equity:					
Series A preferred stock, net	38,431	38,339	38,070	0%	1%
Series B preferred stock, net	50,385	-	-	N/A	N/A
Series C preferred stock, net	19,599	-	-	N/A	N/A
Common stock	80,810	80,484	79,524	0%	2%
Retained earnings / (accumulated deficit)	(3,012)	51,678	57,056	-106%	-105%
Accumulated other comprehensive loss	(569)	(2,412)	(68)	76%	-737%
Total shareholders' equity	185,644	168,089	174,582	10%	6%
Total liabilities and shareholders' equity	$ 1,303,760	$ 1,336,576	$ 1,437,024	-2%	-9%

	End of Period:			Percent Change From:	
	June 30, 2010	March 31, 2010	June 30, 2009	March 31, 2010	June 30, 2009
CREDIT QUALITY DATA					
(in $000's, unaudited)					
Nonaccrual loans - loans held-for-sale portfolio	$ 9,806	$ -	$ -	N/A	N/A
Nonaccrual loans - loan portfolio	47,263	65,026	57,889	-27%	-18%
Restructured and loans over 90 days past due and still accruing	2,516	2,176	786	16%	220%
Total nonperforming loans	59,585	67,202	58,675	-11%	2%
Other real estate owned	555	1,835	3,062	-70%	-82%
Total nonperforming assets	$ 60,140	$ 69,037	$ 61,737	-13%	-3%
Net charge-offs	$ 18,374	$ 7,337	$ 3,206	150%	473%
Allowance for loan losses to total loans	2.85%	2.64%	2.70	8%	6%
Allowance for loan losses to total nonperforming loans	44.90%	39.47%	53.51%	14%	-16%
Allowance for loan losses to total nonperforming loans, excluding nonaccrual loans: loans held-for-sale portfolio	53.74%	39.47%	53.51%	36%	0%
Nonperforming assets to total assets	4.61%	5.17%	4.30%	-11%	7%
Nonperforming loans to total loans and nonaccrual loans - loans held-for-sale portfolio	6.29%	6.68%	5.05%	-6%	25%
OTHER PERIOD-END STATISTICS					
(unaudited)					
Tangible equity	$ 182,342	$ 121,463	$ 127,491	50%	43%
Tangible common equity	$ 73,927	$ 83,124	$ 89,421	-11%	-17%
Shareholders' equity / total assets	14.24%	12.58%	12.15%	13%	17%
Tangible equity / tangible assets	14.02%	9.42%	9.17%	49%	53%
Tangible common equity / tangible assets	5.68%	6.44%	6.43%	-12%	-12%
Loan to deposit ratio	90.39%	93.04%	99.84%	-3%	-9%
Noninterest bearing deposits / total deposits	24.00%	24.13%	22.21%	-1%	8%
Total risk-based capital ratio	18.66%	13.14%	12.27%	43%	53%
Tier 1 risk-based capital ratio	10.73%	11.88%	11.00%	-9%	-1%
Leverage ratio	8.65%	10.19%	9.96%	-14%	-12%

NET INTEREST INCOME AND NET INTEREST MARGIN	For the Three Months Ended June 30, 2010			For the Three Months Ended June 30, 2009		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(Dollars in thousands, unaudited)					
Assets:						
Loans, gross*	$ 1,002,987	$ 12,737	5.09%	$ 1,206,479	$ 14,862	4.94%
Securities	151,875	1,459	3.85%	107,158	958	3.59%
Federal funds sold	100	-	0.00%	139	-	0.00%
Interest-bearing deposits in other financial institutions	26,970	16	0.24%	6,828	4	0.23%
Total interest earning assets	1,181,932	14,212	4.82%	1,320,604	15,824	4.81%
Cash and due from banks	34,875			23,090		
Premises and equipment, net	8,825			9,380		
Goodwill and other intangible assets	46,088			47,189		
Other assets	61,207			56,899		
Total assets	$ 1,332,927			$ 1,457,162		
Liabilities and shareholders' equity:						
Deposits:						
Demand, interest-bearing	$ 150,565	83	0.22%	$ 134,141	79	0.24%
Savings and money market	294,628	363	0.49%	346,847	662	0.77%
Time deposits - under $100	38,514	133	1.39%	44,612	259	2.33%
Time deposits - $100 and Over	132,062	470	1.43%	169,954	718	1.69%
Time deposits - CDARS	18,849	48	1.02%	12,124	42	1.39%
Time deposits - brokered	177,184	1,060	2.40%	187,531	1,634	3.49%
Subordinated debt	23,702	468	7.92%	23,702	487	8.24%
Securities sold under agreement to repurchase	20,000	113	2.27%	30,000	227	3.03%
Short-term borrowings	5,393	46	3.42%	43,099	27	0.25%
Total interest bearing liabilities	860,897	2,784	1.30%	992,010	4,135	1.67%
Demand, noninterest bearing	258,902			255,011		
Other liabilities	34,961			28,745		
Total liabilities	1,154,760			1,275,766		
Shareholders' equity	178,167			181,396		
Total liabilities and shareholders' equity	$ 1,332,927			$ 1,457,162		
Net interest income / margin		$ 11,428	3.88%		$ 11,689	3.55%

	For the Six Months Ended June 30, 2010			For the Six Months Ended June 30, 2009		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(Dollars in thousands, unaudited)					
Assets:						
Loans, gross*	$ 1,033,270	$ 25,911	5.06%	$ 1,221,329	$ 29,892	4.94%
Securities	138,190	2,622	3.83%	108,655	1,957	3.63%
Federal funds sold	101	-	0.00%	157	-	0.00%
Interest-bearing deposits in other financial institutions	22,286	26	0.24%	6,021	8	0.27%
Total interest earning assets	1,193,847	28,559	4.82%	1,336,162	31,857	4.81%
Cash and due from banks	27,977			23,786		
Premises and equipment, net	8,891			9,424		
Goodwill and other intangible assets	46,400			47,269		
Other assets	66,286			54,141		
Total assets	$ 1,343,401			$ 1,470,782		
Liabilities and shareholders' equity:						
Deposits:						
Demand, interest-bearing	$ 149,966	169	0.23%	$ 135,223	178	0.27%
Savings and money market	298,111	762	0.52%	346,851	1,454	0.85%
Time deposits - under $100	39,036	281	1.45%	45,356	555	2.47%
Time deposits - $100 and Over	132,215	968	1.48%	173,377	1,592	1.85%
Time deposits - CDARS	19,110	101	1.07%	11,479	89	1.56%
Time deposits - brokered	177,301	2,240	2.55%	190,312	3,556	3.77%
Subordinated debt	23,702	934	7.95%	23,702	987	8.40%
Securities sold under agreement to repurchase	21,354	244	2.30%	31,354	469	3.02%
Note payable	-	-	N/A	5,110	82	3.24%
Short-term borrowings	13,064	63	0.97%	41,370	54	0.26%
Total interest bearing liabilities	873,859	5,762	1.33%	1,004,134	9,016	1.81%
Demand, noninterest bearing	256,671			254,250		
Other liabilities	36,882			28,997		
Total liabilities	1,167,412			1,287,381		
Shareholders' equity	175,989			183,401		
Total liabilities and shareholders' equity	$ 1,343,401			$ 1,470,782		
Net interest income / margin		$ 22,797	3.85%		$ 22,841	3.45%

* Includes loans held-for-sale. Yield amounts earned on loans include loan fees and costs. Nonaccrual loans are included in average balance.